Video Transcription and Images on Campaign

Location: Pitch Video and images located on top of campaign

Video
Speaker: Monroe Willis, Cofounder of Moonrock
Transcription:
“My name is Monroe Willis and Im the cofounder of Moonrock Property Management. Moonrock is property management software thats catered to the DIY landlord. Most DIY landlords struggle to manage their properties after conducting a number of interviews we discovered that landlord tenants and maintenance workers all share the same common headaches and those headaches are communitcation and maintenance. After working in maintenance partime for a years while pursuing my masters i know from experience how miscommunication can lead to a loss of money and also loss of time. So here at moonrock we are developing an app thats cost efficient user friendly, and also a communication hub for landlords, tenants, and maintenance workers.Our platform will be free to download for our customer the landlord and we will make money by charging transaction fees for using the app. We want to give the landlords the power to manage their properties efficiently while saving time and money. Once again we are moonrock property management and thats stellar property management.”

Images



MOONROCK

MOONROCK
Solving the landlord and tenant relationship.

MOONROCK
Pay rent, request maintenance, and chat.

MOONROCK
Track properties and tenant requests.

MOONROCK
Invest now to become a ground-floor investor.

MOONROCK